Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of B. Riley Principal 150 Merger Corp. on Amendment No. 2 to Form S-4 (File No. 333-262047) of our report dated March 7, 2022, which includes an explanatory paragraph as to B. Riley Principal 150 Merger Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of B. Riley Principal 150 Merger Corp. as of December 31, 2021 and 2020, for the year ended December 31, 2021, and for the period from June 19, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

April 27, 2022